Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: April 8, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SOCIÉTÉAIR FRANCE S.A.	KONINKLIJKE LUCHTVAART MAATSCHAPPIJ N.V.
Corporate seat in Paris, France	Corporate seat in Amstelveen, the Netherlands

PUBLIC EXCHANGE OFFER FOR ALL ORDINARY SHARES IN KONINKLIJKE LUCHTVAART
MAATSCHAPPIJ N.V. BY SOCIÉTÉ AIR FRANCE S.A.

The Offer

As of April 5, 2004, société Air France S.A. (“Air France”) will make a public offer (the “Offer”), subject to the conditions and restrictions set out in the offer and listing document dated April 5, 2004 (the “Offer and Listing Document”), for all ordinary shares with a nominal value of EUR 2.00 each (the “KLM Shares”) in the share capital of Koninklijke Luchtvaart Maatschappij N.V. (“KLM”). The Offer will be made for all KLM Shares, therefore both for the ordinary shares in KLM which are traded on Euronext Amsterdam (“KLM Ordinary Shares”) and the ordinary shares in KLM which are traded on the New York Stock Exchange (“KLM New York Registry Shares”). On 19 April, 2004 the Offer shall be discussed during an extraordinary general meeting of shareholders of KLM in accordance with article 9q of the Decree on the Supervision of the Securities Trade 1995.

The Offer and Listing Document will be available as of April 5, 2004.

Air France is offering 11 Air France shares with a nominal value of EUR 8.00 each (“Air France Shares”) and 10 Air France warrants (“Air France Warrants”) in exchange for every 10 KLM Ordinary Shares that are validly tendered in the Offer and not properly withdrawn. The Air France Shares will have the same rights as the existing Air France shares. Three Air France Warrants entitle the holder for a period of two years starting one and a half year after granting of the Air France Warrants (which granting shall, unforeseen circumstances excepted, take place on the second day after the day on which the Offer has been declared unconditional) to subscribe for two new or existing Air France shares, at an exercise price of EUR 20.00 per Air France share, subject to adjustment of this number of Air France shares upon the occurrence of certain events as further described in the terms and conditions applicable to the Air France Warrants as set forth in the Offer and Listing Document.

Acceptance Period

The acceptance period will commence on April 5, 2004 and will end, subject to extension, on May 3, 2004 at 11:00 p.m. Amsterdam time (5:00 p.m. New York city time) (the “Acceptance Period”). Under rule 14d-10 of the U.S. Securities Exchange Act 1934 as applicable to the Offer relating to equal treatment of shareholders, the offer needs to be open to all holders of KLM Shares for the same offer period. In case the Offer is extended, Air France will announce such extension, in accordance with Article 9o paragraph 5 of the Decree on the Supervision of the Securities Trade 1995, ultimately at 3:00 p.m. Amsterdam time on the day following the day of expiration of the Acceptance Period.

Acceptance

Holders of KLM Ordinary Shares are requested to make their acceptance known through their bank or stockbroker to ABN AMRO Bank N.V. (“ABN AMRO”) within the Acceptance Period. The bank or stockbroker may set an earlier deadline for communication by holders of KLM Ordinary Shares in order to permit the bank or stockbroker to communicate Acceptances to ABN AMRO in a timely manner.

Declaring the Offer unconditional

The Offer is subject to the conditions set forth in the Offer and Listing Document. Air France, and with respect to certain conditions KLM, is entitled to waive one or more of these conditions as described in the Offer and Listing Document. One of these conditions for declaring the Offer unconditional is that prior to the expiration of the Acceptance Period (as extended, as the case may be) the number of KLM Shares tendered under the Offer represents at least 70% of all KLM Shares outstanding at the time of expiration of the Acceptance Period (as extended, as the case may be). Ultimately on the day following the day of expiration of the Acceptance Period (as extended, as the case may be), Air France will announce prior to opening of Euronext Amsterdam, unforeseen circumstances excepted, whether it declares the Offer unconditional.

Listing of Air France Shares, Air France Warrants, Air France ADSs and Air France ADWs

Air France is listed on Euronext Paris. Air France has applied, subject to the Offer being declared unconditional, to list the Air France Shares and Air France Warrants on Euronext Paris and Euronext Amsterdam. Subject to the Offer being declared unconditional, trading of the Air France Shares and Air France Warrants on Euronext Paris and Euronext Amsterdam is expected to commence on May 5, 2004, 9:00 a.m. Amsterdam time, unforeseen circumstances excepted. In addition, Air France has applied, subject to the Offer being declared unconditional, to list the Air France American depository shares (“Air France ADSs”) and the Air France American depository warrants (“ADWs”), that will be offered to the holders of KLM New York Registry Shares in exchange for their KLM New York Registry Shares, on the New York Stock Exchange. Subject to the Offer being declared unconditional, trading of the Air France ADSs and Air France ADWs on the New York Stock Exchange is expected to commence on May 5, 2004, 9:30 a.m. New York City time, unforeseen circumstances excepted.

De-listing of the KLM Ordinary Shares and the KLM New York Registry Shares

If Air France holds more than 95% of the KLM Shares, including depositary receipts issued for those share, KLM will consult with Euronext Amsterdam about the de-listing of the KLM Ordinary Shares. KLM will also seek de-listing of the KLM New York Registry Shares from the New York Stock Exchange as soon as reasonably practicable following completion of the Offer. If the KLM New York Registry Shares are de-listed from the New York Stock Exchange and KLM has fewer than 300 holders of KLM Shares in the United States, KLM will seek to de-register the KLM New York Registry Shares under the U.S. Securities Exchange Act of 1934.

Settlement Date

If the Offer is declared unconditional, the holders of KLM Ordinary Shares who have validly tendered and transferred their KLM Ordinary Shares will, ultimately on the second day after the day on which the Offer has been declared unconditional, unforeseen circumstances excepted, receive such number of Air France Shares and Air France Warrants as corresponds to the exchange ratio as described above.

No fractional Air France Shares or Air France Warrants will be issued. Fractional entitlements will be rounded up (subject to the receipt of the requisite funds from the clients) or down (remitting cash in lieu of fractional entitlements) in accordance with the usual practice of the institutions admitted to Euronext Amsterdam (“Admitted Institutions”).

Announcements

Announcements in connection with the Offer will be made by publication in the Daily Official List of Euronext Amsterdam and one or more Dutch national newspapers. In addition, notice will be posted on Air France’s website at www.airfrance-finance.com, on KLM’s website at http://investorrelations.klm.com and on the website of the French regulator, Autorité des Marchés Financiers, at www.amf-france.org.

Admitted Institutions

The Admitted Institutions may make the acceptances for the KLM Ordinary Shares only to ABN AMRO and only in writing within the Acceptance Period. In submitting the acceptances, the Admitted Institutions are required to declare that (i) they have the tendered KLM Ordinary Shares in their administration (ii) each holder of KLM Ordinary Shares who accepts the Offer irrevocably represents and warrants that he complies with the restrictions set out in Chapter I “Restrictions” of the Offer and Listing Document and (iii) they undertake to transfer these KLM Ordinary Shares to Air France on the settlement date, provided the Offer has been declared unconditional.

The Admitted Institutions will receive from Air France a commission per Air France Share and Air France Warrant in accordance with the circular of ABN AMRO dated November 29, 2000, with a maximum of EUR 10,000 per account, as well as an additional compensation of EUR 2.50 per deposit client for settlement and rounding off fractions of Air France Shares. Any fee for receipt or delivery will also be for the account of Air France. Holders of KLM Ordinary Shares will in principle not be charged any costs.

Offer and Listing Document, Prospectus and other information

The Offer and Listing Document relates to the part of the Offer whereby Air France makes an offer for the KLM Ordinary Shares; the Offer and Listing Document does not relate to the part of the Offer whereby Air France makes an offer for the KLM New York Registry Shares.

Holders of KLM Ordinary Shares are advised to study the Offer and Listing Document dated April 5, 2004 including all documents incorporated by reference therein, among which the prospectus (the “Prospectus”) dated April 5, 2004 thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgement with respect to the Offer and the issue and listing of the Air France Shares and Air France Warrants. The Prospectus will be made available on the Dutch market as part of the Offer and Listing Document.

Copies of the Offer and Listing Document in the English language (in which the Dutch summary has been included), the Prospectus and the (English translation of the) articles of association of Air France are available free of charge on the website of Euronext Amsterdam: www.euronext.com (Dutch residents only).

Copies of the Offer and Listing Document in the English language (in which the Dutch summary has been included), the Prospectus and any information incorporated by reference in those documents (with the exception of the Framework Agreement and certain other documents that are not included in the Prospectus which can be accessed on www.sec.gov and/or http://investorrelations.klm.com) as well as the articles of association of KLM and the (English translation of the) articles of association of Air France are available free of charge from the offices of:

KLM Royal Dutch Airlines Amsterdamseweg 55 1182 GP Amstelveen The Netherlands Telephone: +31 20 64 93 099 Fax: + 31 20 64 75 211 Email: investorrelations@klm.com	ABN AMRO Bank N.V. Equity Capital Markets HQ 7006 Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands Telephone: + 31 20 38 36 707 Fax: +31 20 62 80 004 Email: prospectus@nl.abnamro.com	Air France 45, rue de Paris 95747 Roissy-CDG Cedex France Telephone: + 33 1 41 56 88 60 Fax: + 33 1 41 56 68 49 Email: dobarbarin@airfrance.fr

Restrictions

De verkrijgbaarstelling van het Biedings-en Noteringsdocument alsmede enige andere documentatie met betrekking tot het Bod en het uitbrengen van het Bod kunnen in bepaalde jurisdicties aan bepaalde restricties onderhevig zijn. Dit Bod wordt niet, direct of indirect, gedaan in en mag niet worden geaccepteerd vanuit enige jurisdictie waarin het doen van het Bod of de aanmelding onder het Bod niet in overeenstemming is met de in die jurisdictie geldende wet-en regelgeving. Het niet voldoen aan deze restricties kan een overtreding van de effectenwet- en regelgeving van de betreffende jurisdictie opleveren. Air France, KLM en hun adviseurs sluiten iedere aansprakelijkheid terzake overtredingen van voornoemde restricties uit. Houders van KLM Aandelen dienen zo nodig onverwijld onafhankelijk advies in te winnen over hun positie.

The distribution of the Offer and Listing Document and any separate documentation regarding the Offer and the making of the Offer may, in some jurisdictions, be restricted by law. This Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of the Offer and Listing Document should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of Air France, KLM or any of their advisers assume any responsibility for any violation by any person of any of these restrictions. Any holder of KLM Shares who is in any doubt as to his position should consult an appropriate professional adviser without delay.

Paris/Amstelveen
April 3, 2004